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**Alt 3/5/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

03014444

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 5 2003
528

SEC FILE NUMBER
8-41553

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTCO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

866 RIDGEWAY LOOP, SUITE 150

(No. and Street)

MEMPHIS	TN	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN MCEWAN (901) 747-3946

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATKINS UIBERALL, PLLC

(Name — *if individual, state last, first, middle name)*

6584 POPLAR AVENUE, SUITE 200	MEMPHIS	TN	38138
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/7

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan McEwan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investco Securities, Inc, as of 12/31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

SUSAN E. CREEKMORE
MY COMM. EXP. JULY 28, 2003
NOTARY PUBLIC AT LARGE
SHELBY COUNTY, TN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTCO SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2002 and 2001

TABLE OF CONTENTS

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Investco Securities, Inc. (An S Corporation)
Memphis, Tennessee

We have audited the statements of financial condition of Investco Securities, Inc. (an S Corporation) as of December 31, 2002 and 2001 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investco Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a–5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watkins Uiberall, PLLC

Memphis, Tennessee
January 10, 2003

6584 Poplar Avenue, Ste. 200 • Memphis, Tennessee 38138-3686 *901-683-0101 • Fax: 901-683-1120 • www.wucpas.com*

INVESTCO SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

Assets

	2002	2001
Cash	$ 15,994	$ 19,333
Accounts receivable - related parties	3,000	49,501
Office equipment, net of accumulated depreciation of $1,847 and $1,613, respectively	65	299
Total Assets	$ 19,059	$ 69,133

Liabilities and Stockholders' Equity

	2002	2001
Liabilities		
Accrued expenses and payroll liabilites	$ 3,744	$ 559
Stockholders' Equity		
Common stock, 1,000 shares authorized, 100 shares issued, no par value	1,000	1,000
Additional paid in capital	7,617	56,016
Retained earnings	6,698	11,558
Total stockholders' equity	15,315	68,574
Total Liabilities and Stockholders' Equity	$ 19,059	$ 69,133

The accompanying notes are an integral part of these financial statements.

INVESTCO SECURITIES, INC.

STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions and other income	$ 25,000	$ 205,403
Interest income	120	1,044
Total revenue	25,120	206,447
Expenses		
Depreciation expense	234	408
Employee compensation (note 4)	13,250	170,000
Office expenses	935	2,492
General and administrative expenses	15,561	45,188
Total expenses	29,980	218,088
Net income (loss)	(4,860)	(11,641)
Retained earnings - beginning of year	11,558	23,199
Retained earnings - end of year	$ 6,698	$ 11,558

The accompanying notes are an integral part of these financial statements.

INVESTCO SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2000	$ 1,000	$ 56,016	$ 23,199	$ 80,215
Net loss	-	-	(11,641)	(11,641)
Balance at December 31, 2001	$ 1,000	$ 56,016	$ 11,558	$ 68,574
Return of capital to stockholder (note 2)	-	(48,399)	-	(48,399)
Net loss	-	-	(4,860)	(4,860)
Balance at December 31, 2002	$ 1,000	$ 7,617	$ 6,698	$ 15,315

The accompanying notes are an integral part of these financial statements.

INVESTCO SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash Flows Provided By (Used For) Operating Activities		
Cash received in commissions	$ 25,000	$ 205,383
Cash received from other	-	20
Interest received	120	1,044
Cash paid to suppliers	(15,209)	(52,199)
Cash paid to employees	(13,250)	(170,000)
Net cash used for operating activities	(3,339)	(15,752)
Net decrease in cash	(3,339)	(15,752)
Cash - beginning of year	19,333	35,085
Cash - end of year	$ 15,994	$ 19,333
Reconciliation of Net Loss to Net Cash Used For Operating Activities		
Net loss	$ (4,860)	$ (11,641)
Adjustment to reconcile net loss to net cash used for operating activities:		
Depreciation expense	234	408
Decrease (increase) in accounts receivable-related parties	(1,898)	1,943
Decrease in other assets	-	2,300
(Decrease) increase in accrued expenses	3,185	(8,762)
Net cash used for operating activities	$ (3,339)	$ (15,752)
Supplemental Disclosure of Noncash Financing Activities		
Return of capital distribution used to reduce accounts receivable - related parties	$ 48,399	$ -

The accompanying notes are an integral part of these financial statements.

INVESTCO SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2002 and 2001

Note (1) – Summary of Significant Accounting Policies

Organization - Investco Securities, Inc. (the Company) began operations on July 17, 1989, and is a registered securities broker and dealer operating in the Mid-South.

Revenues and Expenses – Commission revenues and commission expenses are recorded on a trade date basis.

Property and Equipment – Office equipment is stated at cost and depreciated using the double–declining balance method over 5 – 7 years.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes – On August 16, 1989 the shareholder of Investco Securities, Inc. consented to the Corporation's election to be treated as an "S" Corporation under Internal Revenue Code Section 1362(a) for its taxable year commencing July 17, 1989. The income or loss of an "S" Corporation is not taxed at the corporate level, it passes through to the shareholders; hence, there is no provision for federal income taxes.

Note (2) – Accounts Receivable – Related Parties

The Company had receivables from related parties of $3,000 and $49,501 as of December 31, 2002 and 2001, respectively. Included in this amount were Company advances to a stockholder of $0 and $48,399 as of December 31, 2002 and 2001, respectively and receivables of $3,000 and $1,102 as of December 31, 2002 and 2001, respectively from affiliated companies. During 2002, a stockholder used a return of paid in capital distribution to repay his receivable of $48,399.

Note (3) – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $12,250, which was $7,250 in excess of its required net capital of $5,000.

Note (4) – Profit Sharing Plan

The Company has a defined contribution profit sharing plan covering the full-time employees. The Company's contributions related to the plan are voluntary and were $0 and $10,000 for the years ended December 31, 2002 and 2001, respectively, and are included in employee compensation.

SUPPLEMENTAL INFORMATION

INVESTCO SECURITIES, INC.

SCHEDULE I – COMPUTATIONS OF NET CAPITAL UNDER RULES 15c3-1

December 31, 2002 and 2001

	2002	2001
Total Ownership Equity	$ 15,315	$ 68,574
Deductions		
Non–allowable assets (Exhibit I)	(3,065)	(49,800)
Net capital	12,250	18,774
Less: minimum dollars net capital requirement	(5,000)	(5,000)
Excess Net Capital	$ 7,250	$ 13,774
Total Aggregate Indebtedness	$ -	$ -
Percentage of Aggregate Indebtedness to Net Capital	0.0%	0.0%
Percentage of debt to debt–equity total computed in accordance with Rule 15c3–1(d)	0.0%	0.0%
Reconciliation with Company's computation (included in Part II of Form X–17A–5 as of December 31, 1995)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 7,250	$ 13,774
Net audit adjustments	-	-
Net capital per above	$ 7,250	$ 13,774

See independent auditor's report.

INVESTCO SECURITIES, INC.

SCHEDULE I – EXHIBIT I – SCHEDULE OF NON-ALLOWABLE ASSETS

December 31, 2002 and 2001

	2002	2001
Equipment, net	$ 65	$ 299
Unsecured receivable from related parties	3,000	49,501
	$ 3,065	$ 49,800

See independent auditor's report.

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS UNDER SEC RULE 17a–5

To the Board of Directors of
Investco Securities, Inc.

In planning and performing our audits of the financial statements of Investco Securities, Inc. as of December 31, 2002 and 2001 and for the years then ended, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a–5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Investco Securities, Inc., that we considered relevant to the objectives stated in Rule 17a–5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a–3(a)(11). The management of Investco Securities, Inc. is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above–mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risks that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001 to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Watkins Uiberall, PLLC

Memphis, Tennessee
January 10, 2003